                                                                     EXHIBIT 1.3

INDEPENDENT AUDITORS' REPORT

Sandoz Agro, Inc.
Des Plaines, Illinois:

We have audited the accompanying statements of net assets to be acquired of the Sandoz Flea and Tick Protection Business (the "Business"), a line of business owned by Sandoz Agro, Inc. ("Sandoz Agro"), a wholly owned subsidiary of Sandoz Ltd., as of September 30, 1996 and December 31, 1995 and the related statements of revenues, direct expenses and identified corporate expenses before interest and taxes for the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994. These financial statements are the responsibility of Sandoz Agro's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets to be acquired of the Sandoz Flea and Tick Protection Business as of September 30, 1996 and December 31, 1995 and the results of its revenues, direct expenses and identified corporate expenses before interest and taxes for the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994 in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Sandoz Flea and Tick Protection Business is a line of business owned by Sandoz Agro. The Business receives managerial and administrative support from Sandoz Agro. Certain expenses included in the financial statements represent allocations of amounts applicable to Sandoz Agro. As a result, the Business' net assets to be acquired and the results of its revenues, direct expenses and identified corporate expenses before interest and taxes may not be indicative of conditions that would have existed or results that would have occurred had the Business operated as an unaffiliated entity.


DELOITTE & TOUCHE LLP


San Francisco, California
December 20, 1996
(May 23, 1997 as to Note 9)

SANDOZ FLEA AND TICK PROTECTION BUSINESS
(A LINE OF BUSINESS OWNED BY SANDOZ AGRO, INC.)

STATEMENTS OF NET ASSETS TO BE ACQUIRED
MARCH 31, 1997 (UNAUDITED), SEPTEMBER 30, 1996
AND DECEMBER 31, 1995 (IN THOUSANDS)
--------------------------------------------------------------------------------


                                            MARCH 31,     SEPTEMBER 30,    DECEMBER 31,
                                               1997            1996            1995
                                           (UNAUDITED)
ASSETS

CURRENT ASSETS:
  Inventories                                  $10,051           $19,271        $16,121
  Prepaid expenses and other assets                515               292            549
                                               -------           -------        -------

           Total current assets                 10,566            19,563         16,670

PROPERTY, PLANT AND EQUIPMENT - Net             10,439            10,826         11,473
                                               -------           -------        -------

TOTAL ASSETS                                    21,005            30,389         28,143
                                               -------           -------        -------

LIABILITIES

CURRENT LIABILITIES:
  Accounts payable                               1,961               764          1,883
  Accrued expenses                               3,261             3,722          4,375
                                               -------           -------        -------

           Total current liabilities             5,222             4,486          6,258
                                               -------           -------        -------

NET ASSETS TO BE ACQUIRED                      $15,783           $25,903        $21,885
                                               =======           =======        =======

See notes to financial statements.

SANDOZ FLEA AND TICK PROTECTION BUSINESS
(A LINE OF BUSINESS OWNED BY SANDOZ AGRO, INC.)

STATEMENTS OF REVENUES, DIRECT EXPENSES AND IDENTIFIED
CORPORATE EXPENSES BEFORE INTEREST AND TAXES
SIX MONTHS ENDED MARCH 31, 1997 (UNAUDITED),
NINE MONTHS ENDED SEPTEMBER 30, 1996
AND YEARS ENDED DECEMBER 31, 1995 AND 1994 (IN THOUSANDS)

--------------------------------------------------------------------------------------------------

                                             SIX MONTHS        NINE  MONTHS        YEARS ENDED
                                               ENDED              ENDED            DECEMBER 31,
                                             MARCH 31,         SEPTEMBER 30,    ------------------
                                               1997               1996           1995       1994
                                            (UNAUDITED)
NET SALES                                      $25,107           $54,866        $95,426    $87,808

COST OF SALES                                   17,803            21,266         35,587     33,194
                                               -------           -------        -------    -------

GROSS MARGIN                                     7,304            33,600         59,839     54,614

EXPENSES:
  Selling, general and administrative           11,797            22,000         32,059     30,733
  Research and development                       1,711             2,891          4,287      5,106
                                               -------           -------        -------    -------

INCOME (LOSS) BEFORE INTEREST
  AND TAXES                                    $(6,204)          $ 8,709        $23,493    $18,775
                                               =======           =======        =======    =======

See notes to financial statements.

SANDOZ FLEA AND TICK PROTECTION BUSINESS
(A LINE OF BUSINESS OWNED BY SANDOZ AGRO, INC.)

NOTES TO FINANCIAL STATEMENTS
SIX MONTHS ENDED MARCH 31, 1997 (UNAUDITED)
NINE MONTHS ENDED SEPTEMBER 30, 1996 AND
THE YEARS ENDED DECEMBER 31, 1995 AND 1994 (DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

1. ORGANIZATION AND OPERATIONS

   Sandoz Flea and Tick Protection Business (the "Business"), a line of business owned by Sandoz Agro, Inc. ("Sandoz Agro"), a wholly owned subsidiary of Sandoz Ltd., manufactures, packages, markets and distributes pest protection products for consumer, veterinary and professional pest management markets in the United States and Canada. The Business includes manufacturing, research and administrative personnel in its manufacturing facility in Dallas, Texas as well as certain sales, marketing and administrative personnel located at the Sandoz Agro corporate headquarters in Des Plaines, Illinois. Most of the customers of the Business are distributors.

2. BASIS OF PRESENTATION

   The Business is not a "stand-alone" division or subsidiary of Sandoz Agro and was not generally accounted for separately. As a result, the distinct and separate accounts necessary to present individual balance sheets and income statements of the Business as of September 30, 1996 and December 31, 1995 and for the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994 have not been maintained.

   The Business does not maintain stand-alone corporate treasury, legal, tax and other similar corporate support functions. Corporate general and administrative expenses have not been previously allocated to the Business. For purposes of preparing the financial statements, certain of these corporate costs along with other Sandoz Agro expenses were allocated using allocation methods (see Note 8). However, Sandoz Agro's systems and procedures do not provide sufficient information to develop a reasonable cost allocation for income taxes, corporate debt and interest expense.

   With respect to cash flows, purchases of inventory, payroll, capital and other expenditures are funded by Sandoz Agro. Sales are billed and collected by Sandoz Agro. Accordingly, the Business maintains only a minimal petty cash balance.

   FINANCIAL STATEMENT PRESENTATION - Due to the limitations noted above, the following financial information is presented:

   . Statements of Net Assets to be Acquired. These statements include only the net assets of the Business being purchased by Central Garden & Pet Company ("Central") (see Note 9).

   . Statements of Revenues, Direct Expenses and Identified Corporate Expenses before Interest and Taxes, including all corporate cost allocations for which a reasonable method of allocating the costs to the operations can be developed.

   Statements of Cash Flows are not presented as the Business has essentially no cash flow.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   INVENTORIES - Inventories are stated at the lower of cost (first-in, first-
                 out) or market.

   PROPERTY, PLANT AND EQUIPMENT is recorded at cost. Depreciation is provided using a straight line method over the estimated useful lives of the assets. The carrying amount of long-lived assets is evaluated annually to determine if adjustment to the depreciation period or to the unamortized balance is warranted. Ranges of estimated useful lives for computing depreciation are as follows:

          Buildings and improvements                  3-40 years
          Machinery and equipment                     1-10 years
          Furniture and fixtures                      1-7 years

   REVENUE RECOGNITION - Sales are recorded at the date of shipment.

   USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Inventory reserves and corporate cost allocations of certain selling, general and administrative expenses represent significant estimates.

   INTERIM FINANCIAL STATEMENTS - The condensed financial statements as of and for the six months ended March 31, 1997 are unaudited. These financial statements, in the opinion of Sandoz Agro, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for those interim periods. The results of operations for the six months ended March 31, 1997 are not necessarily indicative of the results to be expected for the full year.

4. INVENTORIES

   Inventories include the following:

                                             MARCH 31,       SEPTEMBER 30,   DECEMBER 31,
                                               1997              1996           1995
                                            (UNAUDITED)
     Raw materials and work in process         $ 6,238          $ 9,347        $ 7,962
     Finished goods                              3,813            9,924          8,159
                                               -------          -------        -------

     Total                                     $10,051          $19,271        $16,121
                                               =======          =======        =======

   Inventories were written down by approximately $6.5 million during the six months ended March 31, 1997 as the Business discontinued certain products. These writedowns occurred in certain product lines such as Zodiac, Nature Signature, Quick Strike, Starbar, and Specialty as a result of changes within the industry and significant increased competitive pressure from competing products such as Program, Frontline and Advantage. Additionally, the Quick Strike product did not perform as intended.

5. PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment includes the following:

                                              SEPTEMBER 30,    DECEMBER 31,
                                                   1996            1995
     Land                                        $  1,947        $  1,947
     Buildings and improvements                    14,299          14,166
     Machinery and equipment                       15,352          14,513
     Furniture and fixtures                         1,600           1,600
     Construction in progress                         725           1,303
                                                 --------        --------

                Total                              33,923          33,529

     Less accumulated depreciation                (23,097)        (22,056)
                                                 --------        --------

     Net property, plant and equipment           $ 10,826        $ 11,473
                                                 ========        ========

   Purchases of property, plant and equipment for the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994 were $401, $1,486 and $844, respectively. Depreciation expense for the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994 was $1,041, $1,591 and $2,054, respectively.

6. ACCRUED EXPENSES

   Accrued expenses includes the following:

                                          SEPTEMBER 30,   DECEMBER 31,
                                               1996           1995
     Accrued marketing allowances             $1,259         $2,152
     Accrued property taxes                      559            597
     Other                                     1,904          1,626
                                              ------         ------

     Total                                    $3,722         $4,375
                                              ======         ======

   Other is primarily comprised of royalties, employee payroll and benefits, freight and other plant accruals, and sales tax.

7. EMPLOYEE BENEFIT PLANS

   Employees of the Business are participants in the Sandoz Agro sponsored defined benefit pension and postretirement health care benefit programs. Sandoz Agro allocates postretirement benefit costs to the Business as part of their corporate cost allocations. The Sandoz Agro, Inc. Pension Plan is noncontributory with benefits related to an employee's length of service and compensation rate. Postretirement health care benefits call for 50% cost sharing between Sandoz Agro and the participants. Participants are eligible to receive these benefits through age 65.

   Pursuant to the terms of the Amended and Restated Asset Purchase Agreement (see Note 9) employees of Sandoz Agro that become employees of Central will be transferred from the Sandoz Agro defined benefit pension plan, into a newly established Central defined benefit pension plan or a defined contribution plan that provides substantially equivalent benefits to the Sandoz Agro defined benefit plan. If the pension plan participants are transferred to a new defined benefit plan, Sandoz Agro is required to contribute assets to the new plan equivalent to the average of the accumulated benefit obligation and the projected benefit obligation at the closing date.

   Sandoz Agro employees are also eligible to participate in the Sandoz Agro, Inc. Savings Plan. Sandoz Agro matches 100% of employee contributions up to 6% of the employee's salary. Pursuant to the terms of the Amended and Restated Asset Purchase Agreement (see Note 9) participants in the savings plan that transfer to Central will have their company matching contributions fully vested as of the closing date.

   Based upon the number of participants and their respective demographic data, the costs of postretirement benefits for the Business were as follows:

                                                  NINE
                                               MONTHS ENDED    YEARS ENDED
                                               SEPTEMBER 30,   DECEMBER 31,
                                                              --------------
                                                   1996       1995      1994
     Pension expense:
       Defined benefit plan                        $216       $316      $253
       Defined contribution plan                    234        293       291
     Postretirement health care benefits             59        100       101

   As of September 30, 1996, the estimated accumulated benefit obligation and projected benefit obligation related to the participants of the Business in the Sandoz Agro defined benefit pension plan was $2,987 and $4,691, respectively. The discount rate assumption used to determine the accumulated benefit obligation and the projected benefit obligation as of September 30, 1996 was 7.75%. The salary increase assumption used to determine the projected benefit obligation as of September 30, 1996 was 4.5%.

   As of September 30, 1996, the estimated accumulated postretirement benefit obligation for the participants of the Business in the Sandoz Agro postretirement health care benefit program was $377. The discount rate used to determine the accumulated postretirement benefit obligation as of September 30, 1996 was 7.75%.

8. CORPORATE ALLOCATIONS

   The Business does not maintain stand-alone corporate treasury, legal, tax and other similar corporate support functions. The Business does record certain corporate expenses related primarily to employee payroll and benefits, insurance and corporate facilities costs. For purposes of preparing the financial information for the Business, certain expenses of Sandoz Agro were allocated based upon a variety of factors which include sales of the Business, the number of employees of the Business, and the identification of costs specifically attributable to the Business. Management believes that these allocations are based on assumptions that are reasonable under the circumstances; however, the Business' net assets to be acquired and the results of revenues, direct expenses and identified corporate expenses before interest and taxes may not be indicative of conditions that would have existed or results that would have occurred had the Business operated as an unaffiliated entity.

   The following represents a summary of the corporate costs allocated to the Business which were included in the Statements of Revenues, Direct Expenses and Identified Corporate Expenses before Interest and Taxes:

                                                  NINE
                                              MONTHS ENDED    YEARS ENDED
                                              SEPTEMBER 30,   DECEMBER 31,
                                                            -----------------
                                                  1996       1995      1994
     Selling, general and administrative         $8,070     $12,417   $13,074

9. SALE OF THE SANDOZ FLEA AND TICK PROTECTION BUSINESS

   On February 3, 1997, Novartis Inc. ("Novartis") (successor by merger to Sandoz Ltd.), the parent company of Sandoz Agro, entered into an Amended and Restated Asset Purchase Agreement (which was amended on April 22, 1997 and May 23, 1997) with Central whereby Central agreed to purchase certain assets and intellectual properties and assume certain liabilities of the Business for $31,000. The sale of the Business closed on May 23, 1997.

   In connection with the Amended and Restated Asset Purchase Agreement, Novartis and Central entered into a Toll Manufacturing Agreement. Under the terms of the Toll Manufacturing Agreement, for up to two years, Novartis will purchase from Central, and Central will sell to Novartis certain products historically manufactured by the Business and sold to other Sandoz Ltd. affiliates. No minimum quantities of annual production of products or minimum purchase quantities are set forth or implied in the Toll Manufacturing Agreement, and no penalties will be imposed on Novartis for not purchasing such products.

   Under the terms of a Transition Services Agreement, Novartis will provide management information systems, customer service, and financial and other administrative services support to Central for up to three months at fees based upon actual hours incurred, the cost of Novartis personnel, actual travel expenses, and any costs to Novartis in providing such services.

   Pursuant to the terms of the Amended and Restated Asset Purchase Agreement, Novartis is liable for all product claims on products manufactured prior to the closing date of the acquisition. Additionally, Central is indemnified for a period of 25 years for any environmental contingencies associated with the Business that existed as of the closing date.

10. TRANSACTIONS WITH RELATED PARTIES

   Sales to affiliates of Sandoz Ltd. for the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994 were $2,110, $3,826 and $1,408, respectively. Purchases of inventory from Sandoz Ltd. affiliates for the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994 were $4,037, $6,555 and $6,425, respectively.

                                     ******